UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rockwood Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

774415103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,312,423

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,312,423

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,312,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,312,423

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,312,423

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,312,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,312,423

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,312,423

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,312,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 774415103

1.	Names of Reporting Persons KKR 1996 Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,174,368

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 15,174,368

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,174,368

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Associates 1996 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,174,368

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 15,174,368

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,174,368

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR 1996 GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,174,368

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 15,174,368

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,174,368

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 131,093

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 131,093

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,093

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Associates (Strata) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 131,093

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 131,093

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,093

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 131,093

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 131,093

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,093

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons Strata L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 131,093

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 131,093

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,093

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Partners III, L.P. (Series F)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 318,174

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 318,174

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,174

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR III GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 318,174

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 318,174

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,174

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 774415103

1.	Names of Reporting Persons KKR European Fund, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,643,136

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,643,136

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,643,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Associates Europe, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,643,136

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,643,136

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,643,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 774415103

1.	Names of Reporting Persons KKR Europe Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,643,136

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,643,136

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,643,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 774415103

1.	Names of Reporting Persons Aurora Investments II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 89,711

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 89,711

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,711

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a)	Name of Issuer Rockwood Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 100 Overlook Center Princeton, NJ 08540

Item 2.
(a)

Name of Person Filing
KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR 1996 Fund L.P.

KKR Associates 1996 L.P.

KKR 1996 GP LLC

KKR Partners II, L.P.

KKR Associates (Strata) L.P.

Strata L.L.C.

KKR Associates, L.P.

KKR Partners III, L.P. (Series F)

KKR III GP LLC

KKR European Fund, Limited Partnership

KKR Associates Europe, Limited Partnership

KKR Europe Limited

Aurora Investments II, LLC

(b)	Address of Principal Business Office or, if none, Residence The principal business office for all persons filing is: c/o Kohlberg Kravis Roberts & Co. 9 West 57th Street, Suite 4200 New York, NY 10019
(c)	Citizenship: See Item 4 of each cover page.
(d)	Title of Class of Securities: Common stock, $0.01 par value per share.

	(e)	CUSIP Number 774415103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                                  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                                                (a) Amount beneficially owned:

4,312,423 shares of common stock are beneficially owned by KKR Millennium Fund L.P.  958,315 of such 4,312,423 shares of common stock shown as beneficially owned by KKR Millennium Fund L.P. reflect shares of common stock issuable upon exercise of warrants held by KKR Millennium Fund L.P.  As the sole general partner of KKR Millennium Fund L.P., KKR Associates Millennium L.P. may be deemed to be the beneficial owner of such shares held by KKR Millennium Fund L.P. As the sole general partner of KKR Associates Millennium L.P., KKR Millennium GP LLC also may be deemed to be the beneficial owner of such shares held by KKR Millennium Fund L.P.

15,174,368 shares of common stock are beneficially owned by KKR 1996 Fund L.P.  As the sole general partner of KKR 1996 Fund L.P., KKR Associates 1996 L.P. may be deemed to be the beneficial owner of such shares held by KKR 1996 Fund L.P. As the sole general partner of KKR Associates 1996 L.P., KKR 1996 GP LLC also may be deemed to be the beneficial owner of such shares held by KKR 1996 Fund L.P.

131,093 shares of common stock are beneficially owned by KKR Partners II, L.P.  As the general partners of KKR Partners II, L.P., KKR Associates (Strata) L.P. and KKR Associates, L.P. may be deemed to be the beneficial owners of such shares held by KKR Partners II, L.P. As the sole general partner of KKR Associates (Strata) L.P., Strata L.L.C. also may be deemed to be the beneficial owner of such shares held by KKR Partners II, L.P.

318,174 shares of common stock are beneficially owned by KKR Partners III, L.P. (Series F).  As the sole general partner of KKR Partners III, L.P. (Series F), KKR III GP LLC may be deemed to be the beneficial owner of such shares held by KKR Partners III, L.P. (Series F).

10,643,136 shares of common stock are beneficially owned by KKR European Fund, Limited Partnership.  As the sole general partner of KKR European Fund, Limited Partnership, KKR Associates Europe, Limited Partnership may be deemed to be the beneficial owner of such shares held by KKR European Fund, Limited Partnership. As the sole general partner of KKR Associates Europe, Limited Partnership, KKR Europe Limited also may be deemed to be the beneficial owner of such shares held by KKR European Fund, Limited Partnership.

89,711 shares of common stock are beneficially owned by Aurora Investments II, LLC.

As members of KKR Millennium GP LLC, KKR 1996 GP LLC and KKR III GP LLC, Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Perry Golkin, Johannes Huth, Alexander Navab and Todd A. Fisher may also be deemed to be beneficial owners of the securities held by KKR Millennium Fund L.P., KKR 1996 Fund L.P. and KKR Partners III, L.P. (Series F), respectively; as members of Strata L.L.C. and general partners of KKR Associates, L.P., Messrs Kravis, Roberts, Raether, Michelson, Greene and Golkin also may be deemed to be beneficial owners of the securities held by KKR Partners II, L.P.; as members of KKR Millennium GP LLC and KKR III GP LLC, Messrs. Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Scott C. Nuttall and Michael M. Calbert may also be deemed to be beneficial owners of the securities held by KKR Millennium Fund L.P. and KKR Partners III, L.P., respectively; as directors of KKR Europe Limited, Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Huth, Navab, Fisher, Lipschultz and Garaialde also may be deemed to be beneficial owners of the securities held by KKR European Fund, Limited Partnership; and as managing members of Aurora Investments II, LLC, Messrs. Kravis and Roberts may also be deemed to be beneficial owners of securities held by Aurora Investments II, LLC; but each of such individuals disclaims any beneficial ownership of such shares.  Each Reporting Person other than the record holders disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by such Reporting Person, except to the extent of such Reporting Person’s own pecuniary interest therein.

An amendment to the Stockholders Agreement, dated as of July 29, 2004 by and among Rockwood Holdings, Inc. (the “Company”), KKR 1996 Fund, L.P., KKR Partners II, L.P., KKR Millennium Fund, L.P., KKR Partners III, L.P., KKR European Fund, Limited Partnership (collectively, the “KKR Entities”) and DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively, the “Other Persons”) and waiver (the “Amendment”) was entered into on January 27, 2006. The Amendment memorializes, among other things, an acknowledgment by the KKR Entities and the Other Persons that they will not act as a “group” with respect to the securities of the Company within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. The Amendment was filed as an exhibit to the Company’s Current Report on Form 8-K filed on February 2, 2006.

(b)

Percent of class:

See Item 11 of each cover page, which is based upon Item 5 of each cover page.  See Item 4(a) above.  The percentages of beneficial ownership are based on 73,857,168 shares of common stock outstanding as of November 1, 2007.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
See Item 5 of each cover page.
		(ii)	Shared power to vote or to direct the vote
See Item 6 of each cover page.
		(iii)	Sole power to dispose or to direct the disposition of
See Item 7 of each cover page.
		(iv)	Shared power to dispose or to direct the disposition of
See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR MILLENNIUM FUND L.P.

By:	KKR Associates Millennium L.P., its general partner

By:	KKR Millennium GP LLC, its general partner

By:	*
Name:
Title:

KKR ASSOCIATES MILLENNIUM L.P.

By:	KKR Millennium GP LLC, its general partner

By:	*
Name:
Title:

KKR MILLENNIUM GP LLC

By:	*
Name:
Title:

KKR 1996 FUND L.P.

By:	KKR Associates 1996 L.P., its general partner

By:	KKR 1996 GP LLC, its general partner

By:	*
Name:
Title:

KKR ASSOCIATES 1996 L.P.

By:	KKR 1996 GP LLC, its general partner

By:	*
Name:
Title:

KKR 1996 GP LLC

By:	*
Name:
Title:

KKR PARTNERS II, L.P.

By:	KKR Associates (Strata) L.P., its general partner

By:	Strata L.L.C., its general partner

By:	*
Name:
Title:

KKR ASSOCIATES (STRATA) L.P.

By:	Strata L.L.C., its general partner

By:	*
Name:
Title:

STRATA L.L.C.

By:	*
Name:
Title:

KKR ASSOCIATES, L.P.

By:	*
Name:
Title:

KKR PARTNERS III, L.P. (Series F)

By:	KKR III GP L.L.C., its general partner

By:	*
Name:
Title:

KKR III GP L.L.C.

By:	*
Name:
Title:

KKR EUROPEAN FUND, LIMITED PARTNERSHIP

By:	KKR Associates Europe, Limited Partnership, its general partner

By:	KKR Europe Limited, its general partner

By:	*
Name:
Title:

KKR ASSOCIATES EUROPE, LIMITED PARTNERSHIP

By:	KKR Europe Limited, its general partner

By:	*
Name:
Title:

KKR EUROPE LIMITED

By:	*
Name:
Title:

AURORA INVESTMENTS II, LLC

By:	*
Name:
Title:

*By:	/s/ William J. Janetschek
William J. Janetschek, by power of attorney for all Reporting Persons

February 13, 2008

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement	Page 28